UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                               (Amendment No. __)

                    Under the Securities Exchange Act of 1934

                            Autonomy Corporation Plc
                                (Name of issuer)

                                 Ordinary Shares
                         (Title of class of securities)

                                    05329q105
                                 (CUSIP number)

                                  July 14, 2000
             (Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               [ ] Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               [ ] Rule 13d-1 (d)

-------------------                                            -----------------
CUSIP No. 05329q105                   13G                      Page 2 of 6 Pages
-------------------                                            -----------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY OWNED BY               0
EACH REPORTING               ------ --------------------------------------------
PERSON WITH                         SHARED VOTING POWER
                             6      2,220,852
                             ------ --------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      2,220,852
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,220,852
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      [ ]
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.3%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

Item 1(a). Name of Issuer:

           Autonomy Corporation Plc (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

     The address of the Issuer's principal executive offices is St. Johns Innovation Centre, Cowley Rd., Cambridge, CB4 OWS, United Kingdom.

Item 2(a). Name of Person Filing:

     This statement is filed on behalf of Deutsche Bank AG (the "Reporting Person").

Item 2(b). Address of Principal Business Office or, if none, Residence:

     The principal place of business of the Reporting Person is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c). Citizenship:

     The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d). Title of Class of Securities:

     The title of the securities is Ordinary Shares, which also may include securities held in the form of American Depository Receipts (the "Ordinary Shares").

Item 2(e). CUSIP Number:

     The CUSIP number of the Ordinary Shares is set forth on the cover page.

Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
           (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act;

     (b) [ ] Bank as defined in section 3(a)(6) of the Act;

     (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act;

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940;

     (e) [ ] An investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(E);

     (f) [ ] An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

     (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A  church  plan  that  is  excluded   from  the  definition  of  an
             investment company under section 3(c)(14 of the Investment Company Act of 1940;

     (j)  [ ] Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1 (c), check this box. [X]

Item 4.    Ownership.

     (a)  Amount beneficially owned:

     The Reporting Person owns the amount of the Ordinary Shares as set forth on the cover page.

     (b)  Percent of class:

     The Reporting Person owns the percentage of the Ordinary Shares as set forth on the cover page.

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               The Reporting Person has the sole power to vote or direct the vote of the Ordinary Shares as set forth on the cover page.

          (ii) shared power to vote or to direct the vote:

               The Reporting Person has the shared power to vote or direct the vote of the Ordinary Shares as set forth on the cover page.

          (iii) sole power to dispose or to direct the disposition of:

               The Reporting Person has the sole power to dispose or direct the disposition of the Ordinary Shares as set forth on the cover page.

          (iv) shared power to dispose or to direct the disposition of:

               The Reporting Person has the shared power to dispose or direct the disposition of the Ordinary Shares as set forth on the cover page.

Item 5.    Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

     Investment management clients of the Reporting Person's subsidiaries have the ultimate right to dividends from Ordinary Shares held on their behalf and the proceeds from the sale of Ordinary Shares held on their behalf.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     The following are subsidiaries of the Reporting Person which hold Ordinary Shares included in the figures on the cover pages: Deutsche Asset Management Group Limited, Deutsche Asset Management Limited, Deutsche Asset Management Investment Services Limited, Deutsche Investment Trust Managment, Deutsche Asset Management Life & Pensions Ltd., Deutsche Asset Management Ltd., Deutsche Asset Management Investmentgesellschaft GmbH, Deutsche Asset Management Jersey Limited, Deutsche Fonds Holding GmbH, Deutsche Gesellschaft fur Wertpapiersparen mbH, Deutsche Vermogensbildungsgesellschaft mbH, DWS Investment Management S.A. Luxemburg, Deutsche Bank Gestion Sociedad Gestora de Instituciones de Inversion Colectiva, Sociedad Anonima, Deutsche Bank AG London Branch.



Item 8.    Identification and Classification of Members of the Group.

     Not applicable.

Item 9.    Notice of Dissolution of Group.

     Not applicable.

Item 10.   Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 24, 2000

                                                 DEUTSCHE BANK AG


                                                 By: /s/ Dieter Eisele
                                                    ----------------------------
                                                    Name:  Dr. Dieter Eisele
                                                    Title: Global Head of
                                                           Compliance


                                                 By:  Karl Heinz Baumann
                                                    ----------------------------
                                                    Name:  Karl Heinz Baumann
                                                    Title: Director